UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 4
                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*  2. Issuer Name and Ticker or
                                              Trading Symbol
    Smith,          Steven          M.          Alico,  Inc.    (ALCO)
    (Last)          (First)      (Middle)
                                           3. IRS or Social Security
    5253 River Blossom Lane                   Number of Reporting
    (Street)                                  Person (Voluntary)
                                                  ###-##-####
    Alva,      Florida     33920
    (City)     (State)    (Zip)            4. Statement for Month/Year
                                                  May 2001
5. If Admendment, Date of Original(Mo./Yr.)

6. Relationship of Reporting Person(s)     7. Individual or Joint/Group Filing
   to Issuer (Check all applicable)          _X_ Form filed by One Reporting
                                                 Person
     ___ Director          ___10% Owner      ___ Form filed by More than One
                                                 Reporting Person
     _X_ Officer (give     ___Other(specify
                title below)      below)
     Vice Pres., Citrus Division

                                 TABLE I
    NON-DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.Title of   2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner- 7.Nature of
  Security    action   action  Acquired(A)   Securities     ship     Indirect
  (Instr 3)   Date     Code    or Disposed   Beneficially   Form:    Beneficial
                     (Instr 8) of (D)(Instr  Owned at      Direct(D) Owner-
             Month/            3, 4 and 5)   End of Month  or Indirect ship
             Day/                           (Instr 3 & 4) (I)(Instr 4)(Instr 4)
             Year    Code V  Amount (A) Price
                                     or
                                    (D)














                           FORM 4 (continued)

                              TABLE II

    DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
     (e.g., puts, calls, warrants, options, convertible securities)


1.Title of   2.Conversion    3.Trans-   4.Trans-  5.Number of  6.Date Exer-
  Derivative   or Exercise     action     action   Derivative    cisable and
  Security     Price of        Date       Code     Securities    Expiration
  (Instr 3)    Derivative      (Month/   (Instr 8) Acquired (A)  Date (Month/
               Security         Day/               or Disposed   Day/Year)
                                Year)              of (D)(Instr
                                                   3, 4 and 5)
                                       Code   V   (A)     (D)   Date    Exp-
                                                                Exer-  iration
                                                                Cisable  Date


Option for     $14.62         5-25-01   M        3,007   2,907  8-31-00  2009
Common Stock



7.Title and    8.Price of   9.Number of   10.Ownership Form   11.Nature of
  Amount of      Derivative   Derivative     of Derivative       Indirect
  Underlying     Security     Securities     Security: Direct    Beneficial
  Securities     (Instr 5)    Beneficially   (D) or Indirect(I)  Ownership
 (Instr 3 and 4)              Owned at End   (Instr 4)           (Instr 4)
                              of Month
                              (Instr 4)
Title   Amount or
        Number of
         Shares


Common   3,007      0*          100                D
Stock


Explanation of Responses:

* The reporting person received these options under the "Stock Option Incentive Equity Plan" and did not pay any monetary value for the Derivative securities; the price is stated in Column 2.




                        /s/ Steven M. Smith               June 11, 2001
                     **Signature of Reporting Person          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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